Exhibit 99.1

NOTICE OF ANTICIPATED FUNDAMENTAL CHANGE

AND

ABILITY TO CONVERT NOTES

TO

HOLDERS OF 3.75% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2025

OF

OMNICARE, INC.

CUSIP Number 681904 AN8(1)

To the Holders of the 3.75% Convertible Senior Subordinated Notes due 2025 (the “Notes”) of Omnicare, Inc. (the “Company”):

The Company, the guarantors party thereto and U.S. Bank National Association, a national banking organization organized under the laws of the United States, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), are parties to that certain Seventh Supplemental Indenture, dated as of December 7, 2010 (the “Supplemental Indenture”), supplementing that certain Indenture, dated as of June 13, 2003 (together with the Supplemental Indenture, the “Indenture”), concerning the Notes. This Notice is being given solely pursuant to the requirements of Sections 12.01(c) and 12.03(f) of the Supplemental Indenture and for no other purpose. Capitalized terms used but not otherwise defined in this Notice have the meanings ascribed to such terms in the Indenture.

The Company has entered into an Agreement and Plan of Merger, dated as of May 20, 2015 (the “Merger Agreement”), by and among the Company, CVS Pharmacy, Inc. (“CVS Pharmacy”) and Tree Merger Sub, Inc., a wholly owned subsidiary of CVS Pharmacy (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of CVS Pharmacy. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, each share of the Company’s common stock, par value $1.00 per share (the “Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares of the Common Stock) will be automatically canceled and converted into the right to receive $98.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). It is expected that, following the effective date of the Merger, CVS Pharmacy will beneficially own more than fifty percent (50%) of the Company’s Common Stock entitled to vote and, as a result, that the Merger will constitute a Fundamental Change and a Non-Stock Change of Control, each as defined in Section 1.01 of the Supplemental Indenture.

(1) The CUSIP numbers are included solely for the convenience of the Holders of Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to its correctness with respect to the Notes or as indicated in this Notice.

In accordance with the requirements of the Indenture, the Company hereby notifies Holders of the Notes that, solely for purposes of the Indenture, the anticipated effective date of the Merger may be August 18, 2015, which is the date of the Company’s stockholder meeting. The Merger remains subject to various conditions, including, without limitation, the adoption of the Merger Agreement by the Company’s stockholders and the receipt of all required regulatory approvals, which have not yet been received. No assurances can be given as to whether stockholder approval or regulatory approval will be received, or whether, if received, such approvals will be received on or prior to such date. Accordingly, no assurance can be given as to the actual effective date of the Merger.

Pursuant to Section 12.04 of the Supplemental Indenture, after the consummation of the Merger, each Holder shall be entitled to convert the Notes only into the amount of Merger Consideration receivable by a holder of a number of shares of the Common Stock equal to a fraction whose denominator is one thousand dollars ($1,000) and whose numerator is the product of the principal amount of such Notes and the Conversion Rate in effect immediately prior to the effective date of the Merger.

The Merger Consideration exceeds the price limit of $96.80 per share (as adjusted in accordance with the Indenture) established by Section 12.03(f) of the Supplemental Indenture.  Therefore, the Non-Stock Change of Control Applicable Increase will be zero (0) and there will be no corresponding adjustment to the Conversion Rate.

This Notice is not an offer to repurchase Notes by the Company and does not give any Holder the right to have its Notes repurchased by the Company pursuant to Section 4.02 of the Supplemental Indenture. Such a repurchase right will only arise upon the consummation of a Fundamental Change, and the Company will send a further notice of a Holder’s repurchase right on or before the twentieth (20th) calendar day after the occurrence of a Fundamental Change in accordance with Article IV of the Supplemental Indenture.

This Notice is being given solely pursuant to the requirements of Sections 12.01(c) and 12.03(f) of the Supplemental Indenture and for no other purpose. Holders of the Notes should refer to the Supplemental Indenture for a complete description of the conversion rights and procedures applicable to the conversion of the Notes and direct any questions concerning this notice to the Trustee by calling U.S. Bank National Association at (800) 934-6802.